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[JMAR LOGO]

Contacts
Dennis E. Valentine                     Eugene Heller/Glenn Schoenfeld
Chief Financial Officer                 Silverman Heller Associates
(619) 535-1706                          (310) 208-2550

http://www.jmar.com

FOR IMMEDIATE RELEASE

                      JMAR EXTENDS WARRANT EXPIRATION DATE

SAN DIEGO, California (February 9, 1998) - JMAR Industries, Inc. (NASDAQ NM:JMAR) announced today that it will extend for an additional 60 days the expiration date of its warrants that currently trade on the NASDAQ National Market System under the symbol: JMARW. With this extension the warrants, which were originally issued by JMAR on February 16, 1993 for a five-year period, will now be exercisable by their holders with no change in terms through the close of business on Monday, April 20, 1998.

During the 60-day warrant extension period JMAR will evaluate alternative proposals for exchanging the current warrants for new, long-term warrants which could have different exercise and redemption features. Depending upon the outcome of that evaluation the Company could offer new warrants in exchange for the current warrants or it could allow the current warrants to expire at the end of the 60 day period.

Each current JMARW warrant, 2,705,882 of which are outstanding, allows its holder to purchase from the Company one share of common stock for $4.68. The Company currently has the right on 30 days notice to redeem the warrants for $0.05 each, if the closing bid price for JMAR's common stock exceeds $6.38 per share for 20 consecutive trading days.

John S. Martinez, Ph.D, JMAR's Chairman and CEO said, "We have extended the expiration date of these warrants pending the completion of our evaluation to ensure they remain viable investments to those who purchased them, many of whom, we believe, also own JMAR common stock. In view of our continually improving fundamentals and existing growth prospects, we believe the confidence expressed in JMAR by all who have invested in it continues to be well placed, and we are committed to the pursuit of long-term strategies designed to deliver maximum value over time. We now possess a growing, profitable core manufacturing operation and a host of promising emerging technologies, some of which are scheduled for initial commercial deployment later this year."

"On the strength of these prospects we are currently reviewing the feasibility of a warrant exchange program that would issue new warrants having updated terms more consistent with the Company's overall strategy and goals and to provide more flexibility in their administration", Dr. Martinez added.

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995: The statements regarding future sales and earnings growth and the projects or processes currently under development are forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those set forth in the forward-looking statements, including delays in technology or product developments, shipment or cancellation of orders, timing of future orders, customer reorganizations, fluctuations in demand and the other risks detailed from time-to-time in the Company's reports which are filed with the Securities and Exchange Commission.

JMAR Industries, Inc. develops, manufactures and markets precision measurement, process control and manufacturing systems and laser products for the microelectronics and medical industries and is a leading developer of advanced lithography sources for production of higher performance semiconductors.

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